					Exhibit 12.1
					2/23/2009
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2008

Year ended December 31,
	2004	2005	2006	2007	2008
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$819,955	$819,515	$875,256	$969,493	$1,026,386
Interest expense, net of amounts capitalized	211,373	215,431	254,229	275,814	280,921
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0
AFUDC - Debt funds	6,856	8,173	7,939	17,990	20,251

Earnings as defined	$1,038,184	$1,043,119	$1,137,424	$1,263,297	$1,327,558

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$173,226	$186,542	$231,060	$250,512	$264,621
Interest on affiliated loans	16,479	16,563	16,764	15,369	11,619
Interest on interim obligations	465	1,063	1,873	1,915	1,070
Amort of debt disc, premium and expense, net	14,793	14,559	12,987	14,542	11,776
Other interest charges	13,266	4,877	(514)	11,467	12,086
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0

Fixed charges as defined	$218,229	$223,604	$262,170	$293,805	$301,172

RATIO OF EARNINGS TO FIXED CHARGES	4.76	4.67	4.34	4.30	4.41